UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 3, 2018

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England, WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.  Press release entitled “Smith & Nephew First Quarter 2018 Trading Report”, dated May 3, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 3, 2018	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith & Nephew First Quarter 2018 Trading Report

3 May 2018

Smith & Nephew plc (LSE:SN, NYSE:SNN) trading report for the first quarter ended 31 March 2018.

Highlights1,2

•

First quarter revenue $1,196 million (2017: $1,142 million), up 5% on a reported basis including a foreign exchange tailwind of 5%. Revenue was flat on an underlying basis. There was one fewer trading day than the comparable period last year

•	Established Markets revenue was up 3% reported and down -2% underlying, held back by some softer market conditions and weaker performance in Advanced Wound Bioactives
•	Emerging Markets continued to deliver strong growth, with revenue up 15% on a reported and 9% on an underlying basis
•	REGENETEN◊ technology (acquired with Rotation Medical) contributing to strong growth in shoulder repair
•	Full year guidance impacted by weaker Q1: underlying revenue growth now expected to be in the range 2-3% with a trading profit margin at or above that achieved in 2017

Post-quarter Event

•	Appointment of Namal Nawana as next Chief Executive Officer, effective 7 May 2018

Commenting on the quarter, Olivier Bohuon, Chief Executive Officer, said:

“Our businesses delivered a mixed performance in the first quarter, with the effects of some softer markets and a slowdown in our Bioactives business offset by another quarter of strong growth in the Emerging Markets. We expect trading conditions to return to more normal levels, which, combined with the continued rollout of new products and our sustained Emerging Markets performance, gives us confidence in delivering an improving performance trend during the remainder of the year.

“It has been a privilege to lead Smith & Nephew and work with truly inspiring colleagues. With our portfolio, platform and people I believe the Company has a successful and exciting future led by Namal, and I would like to thank all employees for their dedication during my time as Chief Executive.”

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith & Nephew

Ben Atwell / Debbie Scott	+44 (0) 20 3727 1000
FTI Consulting

Analyst conference call

A conference call to discuss Smith & Nephew’s first quarter results will be held at 8.30am BST / 3.30am EST on Thursday 3 May 2018, details of which can be found on the Smith & Nephew website at http://www.smith-nephew.com/results.

Notes

1.	All numbers given are for the quarter ended 31 March 2018 unless stated otherwise.

2.

Unless specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and the impact of acquisitions and disposals. All percentages compare to the equivalent 2017 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations, technologies and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

Forward calendar

The H1 results will be released on 26 July 2018.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has more than 15,000 employees and a presence in more than 100 countries. Annual sales in 2017 were $4.8 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊  Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

First quarter trading update

Our first quarter revenue was $1,196 million (2017: $1,142 million), up 5% on a reported basis including a five percentage point tailwind from foreign exchange. Underlying revenue growth was flat.

Q1 2018 comprised 63 days, one fewer than Q1 2017, which typically has an impact on our surgical businesses more than our Advanced Wound Management businesses and the Established Markets more than the Emerging Markets.

Unless specified as ‘reported’ all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and the impact of acquisitions and disposals. All percentages compare to the equivalent 2017 period.

Consolidated revenue analysis for the first quarter

	31 March	1 April	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Sports Medicine, Trauma & Other	492	466	6	1	-	5
Sports Medicine Joint Repair	170	150	13	6	2	5
Arthroscopic Enabling Technologies	152	153	-	-5	-	5
Trauma & Extremities	121	120	1	-2	-	3
Other Surgical Businesses	49	43	12	9	-	3

Reconstruction	414	396	5	-	-	5
Knee Implants	259	244	6	2	-	4
Hip Implants	155	152	2	-2	-	4

Advanced Wound Management	290	280	4	-2	-	6
Advanced Wound Care	183	170	8	-	-	8
Advanced Wound Bioactives	59	66	-11	-12	-	1
Advanced Wound Devices	48	44	10	2	-	8

Total	1,196	1,142	5	-	-	5

Consolidated revenue by geography
US	545	555	-2	-2	-	-
Other Established Markets(ii)(iii)	446	409	9	-2	-	11
Emerging Markets(iii)	205	178	15	9	-	6
Total	1,196	1,142	5	-	-	5

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand
(iii)

Included within the Q1 2017 analysis is a reclassification of $5 million of revenue formerly included in Other Established Markets which have now been included in Emerging Markets in order to present consistent analysis to the Q1 2018 results

Regional performance in the first quarter

Revenue from our Established Markets was down -2%, reflecting some softer market conditions and a weaker than expected performance from Advanced Wound Bioactives (AWB). We expect procedure volumes in the Established Markets at more normal levels for the remainder of the year, but for AWB to perform below our original expectations.

Performance in the Emerging Markets was good, with revenue up 9%, with strong growth from China, our largest Emerging Markets business.

Franchise highlights for the first quarter

Sports Medicine Joint Repair delivered 6% revenue growth in the quarter. We integrated Rotation Medical and its REGENETEN Bioinductive Implant for rotator cuff repair was well received by customers, contributing to strong growth from our shoulder repair portfolio. We launched the Q-FIX◊ MINI and SUTUREFIX◊ CURVED All-Suture Anchor systems during the quarter, further adding to our growing Sports Medicine portfolio. Revenue from Arthroscopic Enabling Technologies was down -5% as the softness in resection seen in previous quarters continued. It was also a weaker quarter for capital sales reflecting seasonal customer budgeting.

In Trauma & Extremities revenue was down -2%. We faced a stronger comparator and the limb restoration segment remained challenging. We expect performance to improve in the second half as we rollout our novel EVOS◊ SMALL plating system.

Our Other Surgical Businesses franchise delivered revenue growth of 9%. We completed the full market release of the bi-cruciate retaining application for our NAVIO◊ robotics surgical system complementing our new JOURNEY◊ II XR Bi-Cruciate Retaining Knee System.

Revenue was flat across our Reconstruction business reflecting the softer market. Within this, we continued to deliver good above market growth in Knee Implants, with revenue up 2% driven by demand for our JOURNEY II Total Knee System, LEGION◊ Revision Knee System and ANTHEM◊ Knee System for the Emerging Markets. We announced the full commercial release of the bi-cruciate retaining JOURNEY II XR in the United States and Japan. Revenue from our Hip Implants franchise was down -2% as declines in older hip systems were only partially offset by good performance from our recent product launches in revision hip and growth from the POLARSTEM◊ Cementless Stem system.

Advanced Wound Care revenue was flat, with a good dynamic in the US offset by continued weakness in some European countries, where we expect actions previously taken to lead to an improving performance.

Advanced Wound Bioactives revenue was down -12%. Sales of SANTYL◊, our largest product, were weak, which we mainly attribute to a deepening seasonality in sales patterns, an effect compounded by distributor stocking activities. In addition, performance from OASIS◊ remained significantly below last year. We now expect a mid-single digit percentage decline in revenue from this franchise in 2018.

Advanced Wound Devices delivered 2% revenue growth in the quarter against a strong comparator period. Growth in end-customer demand for our single-use disposable negative pressure wound therapy (sNPWT) device PICO◊ remained robust. During the quarter, we launched next-generation PICO 7 in Europe that, amongst other enhancements, includes an industry-first ‘dressing-full’ indicator for sNPWT devices.

Namal Nawana appointed Chief Executive Officer

On 4 April 2018 we announced the appointment of Namal Nawana as Chief Executive Officer. He will join Smith & Nephew and be appointed to the Board as an Executive Director on 7 May 2018, when Olivier Bohuon will step down from the Board and as Chief Executive Officer. Most recently, Namal was Chief Executive Officer of medical diagnostics company Alere, Inc. Prior to Alere, he spent more than 15 years at Johnson & Johnson, primarily in its Medical Devices & Diagnostics business.

2018 outlook

Our outlook for 2018 was based on the expectation that overall dynamics in our markets would be similar to those seen in 2017.

However, the first quarter results and updated expectations for weaker performance from Advanced Wound Bioactives in 2018 have made us more cautious in our outlook, and we now expect underlying revenue growth for the full year to be in the range of 2-3%. This assumes that procedure volumes return to more normal levels for the rest the year. Consequently, we now expect trading profit margin at or above that achieved in 2017.

We expect sales growth to be stronger in the second half than the first half of the year. The phasing of the trading profit margin is expected to track this, albeit with margin lower in the first half of 2018 than that achieved in the same period last year.

Our reported revenue growth rate will also include an estimated 3% benefit from foreign exchange rates prevailing on 30 April 2018 and the Rotation Medical acquisition.

We continue to expect the 2018 tax rate on trading results to be in the range 20% to 21%, barring any changes to tax legislation or other one-off items.